SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                USA Truck, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   902925106
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                                 (CUSIP Number)

                                  Mark Scadina
                   Executive Vice President & General Counsel
                             Liberate Technologies
                         310 University Ave., Suite 201
                          Palo Alto, California 94301
                                 (650) 330-8960

                                With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                 (650) 470-4500

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 12, 2006
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 902925106                       13D                Page 2 of 5 Pages
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1    NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Liberate Technologies
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              570,915
        OWNED BY         ------------------------------------------------------
          EACH
       REPORTING         8      SHARED VOTING POWER
         PERSON
          WITH                  0
                         ------------------------------------------------------

                         9      SOLE DISPOSITIVE POWER

                                570,915
                         ------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     570,915

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.99%(1)

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14   TYPE OF REPORTING PERSON

     CO
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(1) Based on 11,448,122 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of July 25, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission.

         This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Liberate Technologies ("Liberate") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on August 23, 2006 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of USA Truck, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to add the following:

         The aggregate sale price of the 10,000 shares of Common Stock sold by Liberate on September 12, 2006 was $176,602.02.

Item 5. Interest in Securities of the Issuer.

         Items 5(a) - (b) are hereby amended and restated in their entirety as follows:

         (a) Liberate beneficially owns (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 570,915 shares of Common Stock, representing approximately 4.99% of the outstanding shares of Common Stock (based on 11,448,122 shares of Common Stock stated to be outstanding as of July 25, 2006 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission).

         (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Liberate has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 570,915 shares of Common Stock. Except as set forth in the Schedule 13D as amended by this Amendment, to the knowledge of Liberate, no person named in
Item 2 beneficially owns any shares of Common Stock.

         Item 5(c) is hereby amended by deleting the last sentence thereof and adding the following:

         The trade dates, number of shares of Common Stock sold and the price per share of the shares of Common Stock sold during the last 60 days are set forth in Schedule III hereto and are incorporated herein by reference. All sales were open market sales made on the NASDAQ. Except as described in the
Schedule 13D as amended by this Amendment, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Liberate, or to the knowledge of Liberate, the other persons named in Item 2.

         Item 5(e) is hereby amended and restated in its entirety as follows:

         (e) Liberate ceased to be the beneficial owner of more than 5% of the Common Stock on September 12, 2006.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: September 13, 2006


                                      LIBERATE TECHNOLOGIES


                                      By: /s/ Mark Scadina
                                          -------------------------------------
                                      Name:  Mark Scadina
                                      Title: Executive Vice President & General
                                             Counsel

                                  SCHEDULE III


    Trade Date       Number of Shares of Common Stock Sold    Price per Share
    ----------       -------------------------------------    ---------------
     7/12/2006                      1,972                          17.70
     7/12/2006                        114                          17.68
     7/12/2006                      7,914                          17.65